# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penske Automotive Group, Inc., CIK 0001019849
CUSIP: 70959W103
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0000067099
Persons authorized to receive notices and communications: Mr. Toshiyuki Kojima, GM, Light Vehicle Solutions Bus. Div., Mitsui & Co., Ltd., 2-1 Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan (M0), 100-8631, 81-3-3285-1111; Mr. Harumasa Suzuki, SVP, Mitsui & Co. (U.S.A.), Inc., 200 Park Avenue, New York, New York (NY), 10166, 212-878-4000; Ezra Borut, Esq., Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Mitsui & Co., Ltd. (CIK 0000067099): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 11 and 12: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  Row 13: All percentages are based on 65,662,873 shares of Common Stock issued and outstanding as of July 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on July 30, 2026.
- Mitsui & Co. (U.S.A.), Inc. (CIK 0001283674): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 11 and 12: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  Row 13: All percentages are based on 65,662,873 shares of Common Stock issued and outstanding as of July 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the SEC on July 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Name of issuer: Penske Automotive Group, Inc.
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Comment: This Amendment No. 15 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010, by Amendment No. 7 filed on July 30, 2013, by Amendment No. 8 filed on October 23, 2017, by Amendment No. 9 filed on March 27, 2018, by Amendment No. 10 filed on December 14, 2018, by Amendment No. 11 filed on March 1, 2019, by Amendment No. 12 filed on December 21, 2021, by Amendment No. 13 filed on June 27, 2025 and by Amendment No. 14 filed on July 22, 2026 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 15. Capitalized terms used and not defined in this Amendment No. 15 shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 15, which is attached hereto as Exhibit 35 and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On October 15, 2026, Penske Automotive Group, Inc., a Delaware corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Motown Acquisition Corp., a Delaware corporation ("Buyer"). Buyer was formed in connection with the Transactions by certain members of a consortium (the "Investor Group") consisting of (i) Penske Corporation, a Delaware corporation ("Penske Corporation") (ii) Penske Automotive Holdings Corp., a Delaware corporation and wholly owned subsidiary of Penske Corporation ("Penske Automotive Holdings Corp."), (iii) Mitsui & Co., Ltd., a Japanese company ("Mitsui Japan"), and (iv) Mitsui & Co. (U.S.A.), Inc., a New York corporation and wholly owned subsidiary of Mitsui Japan ("Mitsui USA"). The Merger Agreement and the transactions contemplated thereby (the "Transactions") were approved by the Board of Directors of the Company (the "Company Board"), by unanimous vote of all directors present (with all directors who are affiliates of members of the Investor Group having recused themselves from the deliberations and vote) upon the unanimous recommendation of a special committee of the Company Board (the "Special Committee") consisting only of independent and disinterested directors. The Special Committee unanimously determined that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Unaffiliated Company Stockholders (as defined in the Merger Agreement) and recommended that the Company Board approve and declare advisable the Merger Agreement and the Transactions to the Company Board.

The Merger Agreement provides that, among other things, upon its terms and subject to its conditions and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined below), Buyer will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation").

Merger Consideration

At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock, par value $0.0001 per share, of the Company (other than all shares held by one or more members of the Investor Group immediately prior to the Effective Time (the "Excluded Shares"), shares owned by the Company as treasury shares, by a wholly owned subsidiary of the Company or by Buyer, which will in each case be cancelled without consideration, and shares held by stockholders who have properly demanded appraisal of such shares pursuant to, and complied in all respects with, Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive $212.00 per share in cash, without interest (the "Merger Consideration"), subject to any withholding required by applicable law.

The Excluded Shares will remain issued and outstanding immediately following the Effective Time as validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation. As a result, the Reporting Persons that are members of the Investor Group will retain a continuing equity interest in the Surviving Corporation through the Excluded Shares.

At the Effective Time, each issued and outstanding share of common stock of Buyer will be converted into the right to receive a number of newly issued shares of common stock of the Surviving Corporation equal to the Conversion Ratio (as defined in the Merger Agreement). Following consummation of the Merger, the Surviving Corporation will be owned by the members of the Investor Group through a combination of their retained Excluded Shares and the shares of common stock of the Surviving Corporation received in exchange for their shares of Buyer.

Representations, Warranties and Covenants

The Company and Buyer have made customary representations and warranties in the Merger Agreement, which will not survive the Effective Time. The representations and warranties made by the Company are subject to specified materiality standards and are qualified by disclosures set forth in the Company's disclosure letter and SEC filings.

The Merger Agreement contains customary covenants and agreements, including, among others, covenants and agreements by the Company relating to the conduct of its business between the date of the Merger Agreement and the Effective Time. The Merger Agreement also contains customary restrictions on the Company's ability to solicit alternative acquisition proposals, furnish non-public information to third parties, engage in discussions or negotiations regarding an alternative acquisition proposal and enter into any acquisition agreement constituting a Takeover Proposal (as defined in the Merger Agreement), subject to certain exceptions. The Merger Agreement further provides that the Special Committee or the Company Board (acting on the recommendation of the Special Committee) may change its recommendation and/or terminate the Merger Agreement in certain circumstances specified in the Merger Agreement in response to a Superior Proposal or following an Intervening Event (each as defined in the Merger Agreement), subject to compliance with the requirements set forth in the Merger Agreement.

Conditions to Closing

Consummation of the Merger is subject to satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including (i) approval by (a) the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, voting as a single class, and (b) a majority of the votes cast by the "disinterested stockholders" (as such term is defined in Section 144 of the DGCL), which will exclude votes cast by any stockholder that is not an Unaffiliated Company Stockholder (clauses (a) and (b) together, the "Company Stockholder Approval"), (ii) the absence of any judgment or law enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger, (iii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other specified regulatory approvals, and (iv) certain other customary conditions relating to the parties' representations and warranties in the Merger Agreement and performance of their respective obligations. Additionally, Buyer's obligation to complete the Merger is subject to the condition that no Material Adverse Effect (as defined in the Merger Agreement) has occurred since the date of the Merger Agreement. The consummation of the Merger is not subject to any financing condition.

Termination

The Merger Agreement contains certain termination rights for the Company and Buyer, including among others (i) the right of the Company to terminate the Merger Agreement prior to obtaining the Company Stockholder Approval in connection with entering into a Company Acquisition Agreement (as defined in the Merger Agreement) with respect to a Superior Proposal, subject to specified limitations, including payment of the Company Termination Fee prior to or concurrently with such termination, and (ii) the right of Buyer to terminate the Merger Agreement prior to obtaining the Company Stockholder Approval if the Special Committee or the Company Board (acting on the recommendation of the Special Committee) has made an Adverse Recommendation Change (as defined in the Merger Agreement). In addition to the foregoing termination rights, and subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by 11:59 p.m. New York City time on October 15, 2027 (the "Outside Date"), if a Restraint (as defined in the Merger Agreement) prohibiting the Merger has become final and nonappealable, or if the Company Stockholder Approval has not been obtained at the Company Stockholders Meeting (including any adjournment or postponement thereof).

The Company would be required to pay a termination fee equal to $383 million in the event that (i) the Company terminates the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, (ii) Buyer terminates the Merger Agreement following an Adverse Recommendation Change, or (iii) the Merger Agreement is terminated (x) by Buyer or the Company due to a failure to consummate the Merger by the Outside Date, (y) by Buyer or the Company due to a failure to obtain the Company Stockholder Approval, or (z) by Buyer due to an incurable or uncured breach by the Company that would result in the failure of an applicable closing condition, in each case in accordance with the terms of the Merger Agreement, if, in the case of any termination described in this clause (iii), (A) a bona fide Takeover Proposal has been publicly announced, becomes publicly disclosed or becomes publicly known after the date of the Merger Agreement and prior to such termination and, in either case, has not been publicly withdrawn or otherwise publicly abandoned prior to such termination (or, in the case of a termination for failure to obtain the Company Stockholder Approval as set forth in clause (y) above, at least three Business Days prior to the Company Stockholders Meeting) and (B) within 12 months following such termination, the Company enters into a definitive written agreement providing for a Takeover Proposal that is later consummated or a Takeover Proposal is consummated, with each reference to the applicable percentage in the definition of "Takeover Proposal" deemed to be a reference to 50% for this purpose.

Buyer would be required to pay a termination fee equal to $488 million if (i) the Company terminates the Merger Agreement due to an incurable or uncured breach by Buyer that would result in the failure of an applicable closing condition, in each case in accordance with the terms of the Merger Agreement, (ii) the Company terminates because, on the date the Closing should have occurred under the Merger Agreement, the mutual closing conditions and the conditions to Buyer's obligation to close have been satisfied or waived (subject to conditions to be satisfied at Closing (as defined in the Merger Agreement)), the Company has irrevocably confirmed in writing that its own closing conditions have been satisfied or that it is willing to irrevocably waive any unsatisfied conditions, and Buyer fails to consummate the Merger within three Business Days following such confirmation, or (iii) either party terminates due to the failure to consummate the Merger by the Outside Date at a time when the Company would have been entitled to terminate pursuant to clause (i) or (ii) above.

If the Merger is consummated, Buyer and the Company will cooperate and use their reasonable best efforts to cause the Common Stock to be delisted from the New York Stock Exchange and deregistered under the Exchange Act as promptly as practicable after the Effective Time.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement and as a material inducement to, and as a condition to, the willingness of the Company to enter into the Merger Agreement, Mitsui Japan and Mitsui USA entered into a Voting and Support Agreement (the "Support Agreement") with the Company and Buyer, pursuant to which such parties have agreed, among other things, (i) to vote all shares of Common Stock owned of record or beneficially by them as of the date of the Support Agreement, together with any additional shares of Common Stock or other voting securities of the Company acquired by them or their respective controlled Affiliates after the date of the Support Agreement and prior to the termination of the Support Agreement (collectively, the "Covered Shares"), to the extent such Covered Shares are entitled to vote, in favor of the adoption of the Merger Agreement and approval of the Merger and the other matters specified in the Support Agreement and against any Takeover Proposal or other proposal that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions, (ii) not to transfer their Covered Shares and (iii) to waive their appraisal rights with respect to their Covered Shares in connection with the Merger, in each case, subject to the terms and exceptions set forth in the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the mutual written consent of the parties thereto, and (iii) the Effective Time.

Concurrently with the execution of the Merger Agreement, Penske Corporation, Penske Automotive Holdings Corp., Roger S. Penske and the Roger S. Penske Trust entered into a separate Voting and Support Agreement with the Company and Buyer containing substantially similar voting and support obligations, subject to the terms thereof.

Financing Commitment Letters

Concurrently with the execution of the Merger Agreement, Mitsui Japan entered into an equity financing commitment letter with Buyer (the "Equity Commitment Letter"), pursuant to which Mitsui Japan irrevocably committed, subject to the terms and conditions set forth therein, at the Closing to either purchase, directly or indirectly, equity securities of Buyer or make a capital contribution to Buyer, in each case in an aggregate amount in cash equal to $1.6 billion (the "Commitment"), for the purpose of enabling Buyer, together with the equity commitment of Penske Corporation (the "Co-Investor Commitment") and the proceeds of the Debt Financing (as defined in the Merger Agreement), to fund the Financing Uses (as defined in the Merger Agreement), including all amounts required to be paid by Buyer at the Closing, pursuant to and in accordance with the Merger Agreement. The Commitment and the Co-Investor Commitment are subject to ratable reduction between Mitsui Japan and Penske Corporation in proportion to their respective commitments, solely to the extent Buyer does not require their full amounts to fund the Financing Uses, in each case as provided in the Equity Commitment Letter and subject to the conditions set forth therein. Mitsui USA is not a party to, and has no obligation to fund any portion of the Commitment under, the Equity Commitment Letter.

Concurrently with the execution of the Merger Agreement, Penske Corporation entered into a separate equity financing commitment letter with Buyer covering its equity commitment to Buyer in connection with the Transactions.

The Company is an express third-party beneficiary of certain provisions of the Equity Commitment Letter and, subject to the terms and conditions thereof and the Merger Agreement, is entitled to directly enforce against Mitsui Japan its obligation to satisfy the Commitment when all conditions to such funding have been satisfied, including through specific performance or other equitable relief. Such conditions include (i) the execution and delivery of the Merger Agreement by the Company and Buyer, (ii) the satisfaction or waiver of certain of the closing conditions of Buyer and of the mutual closing conditions set forth in the Merger Agreement, (iii) the substantially contemporaneous consummation of the Closing, (iv) the substantially contemporaneous funding by Penske Corporation of its commitment under its equity financing commitment letter with Buyer (provided that the failure of this condition will not limit the Company's ability to enforce Mitsui Japan's obligations under the Equity Commitment Letter if the Company is also enforcing Penske Corporation's obligations under its equity financing commitment letter or Penske Corporation has confirmed in writing that it is prepared to fund its commitment substantially concurrently), and (v) the funding or availability of the proceeds under the Debt Financing.

In addition, Buyer has obtained debt financing commitments from JPMorgan, Bank of America and Wells Fargo pursuant to a commitment letter (the "Debt Commitment Letter"). The financing arrangements contemplate debt financing of up to $1.8 billion, consisting of up to $1.8 billion pursuant to the Debt Commitment Letter, subject to customary conditions set forth therein, with borrowings under the Debt Commitment Letter reduced by up to $1.8 billion of additional senior subordinated notes to be issued by Buyer and/or up to $1.1 billion of additional borrowings under the Company's U.S. credit agreement, as amended concurrently with the execution of the Merger Agreement. The proceeds of the debt financing, together with the equity financing, will be used to fund the consideration payable in connection with the Merger and fees, premiums, expenses and other transaction costs incurred in connection with the Transactions.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Mitsui Japan entered into a limited guarantee (the "Limited Guarantee") in favor of the Company, pursuant to which Mitsui Japan has absolutely, unconditionally and irrevocably guaranteed, subject to the terms, conditions and limitations set forth therein, the payment of its Guarantor Percentage (as defined in the Limited Guarantee) of (i) the Buyer Termination Fee, (ii) the Company Recovery Costs, (iii) the reimbursement and indemnification obligations of Buyer pursuant to Sections 5.14(f), 5.14(g) and 5.15(e) of the Merger Agreement, (iv) the Transaction Expenses required to be borne and paid by Buyer pursuant to Section 8.11(b) of the Merger Agreement, and (v) all amounts payable as monetary damages in accordance with Section 7.02 of the Merger Agreement, subject to Section 7.03(e) thereof, in each case if and when due under the Merger Agreement and subject to the cap set forth in the Limited Guarantee.

Concurrently with the execution of the Merger Agreement, Penske Corporation entered into a separate limited guarantee in favor of the Company covering its applicable percentage of the same categories of obligations, subject to the terms, conditions and limitations set forth therein.

Interim Investors Agreement

Concurrently with the execution of the Merger Agreement, Buyer and the members of the Investor Group entered into an Interim Investors Agreement (the "Interim Investors Agreement"), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Buyer and the relationship among the members of the Investor Group with respect to the Transactions, including, among others, the governance of Buyer prior to the Closing, expense sharing, regulatory matters and restrictions on transfers of shares of Buyer or Common Stock, in each case prior to the Closing.

The information disclosed in this Item 4 does not purport to be a complete statement of the respective parties' rights and obligations under each of the Merger Agreement, the Voting and Support Agreement, the Equity Commitment Letter, the Limited Guarantee and the Interim Investors Agreement, as applicable, and is qualified in its entirety by reference to the full text of each agreement listed above, copies of which are filed as exhibits hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,322,205 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 20.3% of the Common Stock issued and outstanding, computed on the basis of 65,662,873 shares of Common Stock issued and outstanding as of July 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the SEC on July 30, 2026. To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 13,322,205 shares of Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 35 Annex A, dated October 15, 2026.
Exhibit 36 Agreement and Plan of Merger, dated October 15, 2026, by and between Penske Automotive Group, Inc. and Motown Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 15, 2026).
Exhibit 37 Voting and Support Agreement, dated October 15, 2026, by and among Penske Automotive Group, Inc., Motown Acquisition Corp., Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc. (incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 15, 2026).
Exhibit 38 Equity Commitment Letter, dated October 15, 2026, between Motown Acquisition Corp. and Mitsui & Co., Ltd.
Exhibit 39 Limited Guarantee, dated October 15, 2026, between Mitsui & Co., Ltd. and Penske Automotive Group, Inc.
Exhibit 40 Interim Investors Agreement, dated October 14, 2026, by and among Motown Acquisition Corp., Penske Corporation, Penske Automotive Holdings Corp., Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc.

## Signatures
- Mitsui & Co., Ltd.: */s/ Toshiyuki Kojima, Toshiyuki Kojima/Attorney-in-Fact (10/15/2026)
- Mitsui & Co. (U.S.A.), Inc.: /s/ Harumasa Suzuki, Harumasa Suzuki/Senior Vice President (10/15/2026)
Comment: *Duly authorized under Power of Attorney filed as Exhibit 32 to the Statement.